SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Jumei International Holding Limited
(Name of Subject Company)

Jumei International Holding Limited
(Names of Persons Filing Statement)

Class A Ordinary Shares, par value US$0.00025 per share*

(Title of Class of Securities)

48138L107**

(CUSIP Number of Class of Securities)

Sean Shao

Chairman of the Special Committee of the Board of Directors

Jumei International Holding Limited

20th Floor, Tower B, Zhonghui Plaza

11 Dongzhimen South Road, Dongcheng District, Beijing 100007

People’s Republic of China

+86-10-5676-6999

With copies to:

Stephanie Tang, Esq.

Hogan Lovells

11th Floor, One Pacific Place

88 Queensway

Hong Kong

+852-2219-0888

 (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
*	Not for trading, but only in connection with the listing on the New York Stock Exchange of the American Depositary Shares (“ADSs”), each representing ten class A ordinary shares, par value $0.00025 per share, of the Company.

**	This CUSIP number applies to the issuer’s ADSs.

The information set forth in the Current Report on Form 6-K furnished by the Company on February 25, 2020 (including all exhibits attached thereto) is incorporated herein by reference.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

The tender offer for the outstanding Class A Ordinary Shares and ADSs of the Company has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities of the Company, nor is it a substitute for the tender offer materials that Super ROI Global Holding Limited (“Parent”) and its subsidiary Jumei Investment Holding Limited (“Purchaser”) will file with the Securities and Exchange Commission (the “SEC”) upon commencement of the tender offer. On the commencement date of the tender offer, a combined tender offer statement and Rule 13E-3 transaction statement under cover of Schedule TO, including an offer to purchase, letters of transmittal and related documents, will be filed with the SEC by Parent and Purchaser, a Solicitation/Recommendation Statement on Schedule 14D-9 and a Schedule 13E-3 transaction statement will be filed with the SEC by the Company. The offer to purchase Class A Ordinary Shares and ADSs will only be made pursuant to the offer to purchase, the letters of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS OF THE COMPANY ARE URGED TO READ THE TENDER OFFER STATEMENT, THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER AND THE SCHEDULE 13E-3 TRANSACTION STATEMENT CAREFULLY AND IN THEIR ENTIRETY, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders of the Company may obtain a free copy of these materials (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the exchange agent for the tender offer which will be named in the tender offer statement. Copies of the Company’s filings with the SEC may be obtained free of charge at the “Investor Relations” section of the Company’s website at http://ir.jumei.com/ or by directing a request to: Jumei International Holding Limited, 20th Floor, Tower B, Zhonghui Plaza, 11 Dongzhimen South Road, Dongcheng District, Beijing 100007, People’s Republic of China, Attn: Investor Relations, +86 10-56766999 or ir@jumei.com.

Forward-Looking Statements

This communication contains forward-looking statements, including statements relating to the proposed acquisition of the Company by Purchaser and the expected benefits of the acquisition and other matters that are not historical facts. Statements in this communication that relate to future results and events are forward-looking statements based on the Company’s current plans and expectations and are subject to a number of risks and uncertainties that could cause such plans and expectations, including actual results, to differ materially from those described in these forward-looking statements. You should not place undue reliance on these statements. All statements other than statements of historical fact, including statements containing the words “estimates,” “believes,” “anticipates,” “plans,” “expects,” “will,” and similar expressions, are statements that could be deemed forward-looking statements. Risks, uncertainties and other factors include, but are not limited to: (a) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (b) the inability of Purchaser to complete the proposed tender offer and merger due to the failure to obtain the minimum percentage of the Company’s shareholders tendering their shares in the tender offer or the failure to satisfy other conditions to completion of the proposed tender offer and merger; (c) the failure of Purchaser to obtain the necessary financing arrangements as set forth in the debt commitment letter delivered pursuant to the merger agreement or the failure of the proposed tender offer or merger to close for any other reason; (d) risks related to disruption of management’s attention from the Company’s ongoing business operations due to these transactions; (e) the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted against the Company and others relating to the merger agreement; (f) the risk that the pendency of the proposed tender offer and merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the pendency of the proposed tender offer and merger; (g) the effect of the announcement of the proposed tender offer and merger on the Company’s relationships with its customers, operating results and business generally; and (h) the amount of the costs, fees, expenses and charges related to the proposed transactions under the merger agreement. You should consider these factors carefully in evaluating the forward-looking statements. Many of these risks and uncertainties are beyond the Company’s control. No assurance can be given that actual results or events will not differ materially from those projected, estimated, assumed or anticipated in any such forward-looking statements. Important factors that could result in such differences, in addition to other factors noted with such forward-looking statements, are discussed in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018, which was filed with the SEC on April 30, 2019, under the heading “Item 3D. Risk Factors”. Inclusion of any information or statement in this communication does not necessarily imply that such information or statement is material. The Company disclaims any intent or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication or otherwise, and such information included in this communication is based on information currently available and may not be reliable after this date.